March 30, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nudrat Salik or Jeanne Baker

Re: CareMax, Inc.

Form 10-K for the Year Ended December 31, 2021

Form 10-Q for the Period Ended September 30, 2022

Correspondence Letter dated March 14, 2023

File No. 1-39391

We are writing to address the comments raised in the letter to CareMax, Inc. (the “Company”), dated March 14, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 (together, the “Reports”). The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).

Form 8-K Filed March 9, 2023

Exhibit 99.1, page 1

1.
We note your response to comment 2. Given that you are continuing to present "de novo pre-opening costs" and "de novo post-opening costs" amounts, please disclose what each of these amounts represent and how they are calculated.

Response:

The Company acknowledges the Staff’s comment in this letter and in previous letters regarding the Adjusted EBITDA adjustment for “de novo pre-opening costs” and “de novo post-opening losses.”

Beginning with the Company’s Form 10-K for the year ended December 31, 2022 and accompanying earnings release, the Company will no longer be adjusting or presenting “de novo pre-opening costs” and “de novo post-opening costs” amounts in the context of the presentation or calculation of Adjusted EBITDA for all periods presented.

If the Company presents “de novo pre-opening costs” and “de novo post-opening costs” in the future outside of the context of Adjusted EBITDA, the Company will disclose what each of these amounts represent and how they are calculated.

In response to the Staff’s comments, the amounts represent and are calculated as follows:

De novo pre-opening costs represent (1) incremental payroll costs from employees specifically associated with the operational, contractual, physical, or regulatory infrastructure for de novo centers, prior to their opening; (2) legal costs incurred directly associated with the de novo centers, prior to their opening, which includes services such as execution of leases, health plan contracts and other agreements; (3) other expenses related to diligence, design, permitting, and other “soft costs” at new sites; and (4) rent and facility expenses prior to center opening.

De novo post-opening losses include center-level operating losses recognized at a de novo center until the center breaks even, up to 18 months after opening, which consist of revenue, external provider costs and cost of care allocated for the de novo center.

2.
We note your response to prior comment 3. In regard to your presentation of Platform Contribution, please explain how you identified operating (loss) income as the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles rather than gross profit. Please refer to Item 10(e)(i) of Regulation S-K.

Response:

In response to the Staff’s comments, the Company reassessed its prior comment responses and Item 10(e) (i) of Regulation S-K and has determined that gross profit is the most directly comparable financial measure calculated and presented in accordance with U.S. Generally Accepted Accounting Principles.

Accordingly, beginning with the Company’s Form 10-K for the year ended December 31, 2022, the Company has updated the presentation and disclosure of Platform Contribution. Please refer to the response to Comment #3 below for the updated presentation and disclosure of Platform Contribution.

3.
Notwithstanding our above comment on the most directly comparable GAAP measure to Platform Contribution, it is not clear why the cost of care amount presented in your reconciliation does not agree to the amount presented on your condensed consolidated statements of operations. Please clarify. We also note you include a line item called "other adjustments." As previously requested, please explain the nature and corresponding amount of each material amount included in any "other adjustments" line item.

Response:

In response to the Staff’s comments, the Company respectfully informs the Staff that the cost of care amount presented in the earnings release did not agree to the condensed consolidated statements of operations because the amount presented in the earnings release included other adjustments, as described in the reconciliation of Platform Contribution table.

In response to the Staff’s comment #2 and this comment, beginning with the Company’s Form 10-K for the year ended December 31, 2022, we will enhance our disclosure and reconciliation as follows:

The Company defines Platform Contribution as gross profit plus depreciation and amortization, share-based compensation recognized within cost of care and other adjustments, as disclosed below. Gross profit is defined as revenue less the sum of (i) external provider costs, (ii) cost of care, including share-based compensation, and (iii) depreciation and amortization expense.

The following table provides a reconciliation of gross profit, the most closely comparable GAAP financial measure, to Platform Contribution:

(in millions)	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022
Gross profit (a)	$5.6	$3.9	$0.1	$4.5	$9.6	$11.2	$15.4	$14.8	$17.2
Depreciation and amortization	0.4	0.5	1.4	5.2	6.1	5.1	4.9	4.6	7.2
Share-based compensation	-	-	-	-	0.1	0.4	1.3	1.2	1.2
Pro forma adjustments (b)	11.8	10.3	6.7	-	-	-	-	-	-
Other adjustments (c)	-	-	-	1.3	0.2	0.6	0.1	0.1	-
Pro forma Platform Contribution	$17.9	$14.7	$8.2	n/a	n/a	n/a	n/a	n/a	n/a
Platform Contribution	n/a	n/a	n/a	$11.0	$16.0	17.3	$21.7	$20.7	$25.6

(a) Gross profit reflects the reclassification of stock compensation expense previously included in corporate, general and administrative expenses, which decreased gross profit by $0.1 million during the three months ended December 31, 2021, $0.4 million during the three months ended March 31, 2022, $1.3 million during the three months ended June 30, 2022, and $1.2 million during the three months ended September 30, 2022, and increased gross profit by $2.9 million during the three months ended December 31, 2022.

(b) Pro Forma adjustments are computed in a manner consistent with the concepts of Article 8 of Regulation S-X and give effect to the Business Combinations of IMC and Care Holdings as if they had occurred on January 1, 2020.

(c) Other adjustments includes incremental costs primarily related to post-Business Combination restructuring and integration initiatives. Other adjustments reflected during the three months ended September 30, 2021 include $0.6 million of incremental costs relating to one-time operational projects and $0.3 million of non-cash true-up of deferred rent expense. Other adjustments reflected during the three months ended March 31, 2022 include $0.3 million of costs for a pilot project regarding outsourcing.

4.
In your reconciliation of net income (loss) to Adjusted EBITDA, you include an adjustment for "Transaction related restructuring costs." Please disclose the nature of these costs. In your proposed disclosures provided in your letter dated January 17, 2023, you included an adjustment specifically for DeSpac transaction and related restructuring costs. If these costs are specific to the DeSpac transaction, please specifically address in your disclosures why you are continuing to incur these costs in 2022.

Response:

The Company acknowledges the Staff’s comment and earlier comments on this topic. The Company has reassessed its calculation and presentation of reconciliation of net income (loss) to Adjusted EBITDA.

Beginning with the Company’s Form 10-K for the year ended December 31, 2022, the Company has revised its presentation and disclosures for the following revisions:

•
For both the 2022 and 2021 periods, added a line item labeled “DeSpac Costs” for specific costs related to the June 8, 2021 deSpac transaction, and noted that these represent primarily legal, professional, and incremental compensation costs related to the deSpac transaction, which occurred on June 8, 2021. With respect to the 2022 costs, which are insignificant for the 2022 period, the Company has added a note indicating that these costs are related to tail insurance specific to the deSpac transaction.

•
Revised the calculation and description of “Transaction related restructuring costs” to “Restructuring and other” and added the following disclosure describing the costs, as follows:

“Represents initial costs to set up public company processes, incremental compensation and vendor expenses identified as temporary or duplicative and expected to be rationalized in the short term, and legal and professional expenses outside of the ordinary course of business, which are being incurred as part of the Company’s restructuring efforts as it integrates the two privately held companies that were combined in the Business Combination.”

5.
In your reconciliation to Adjusted EBITDA, the amounts presented for acquisition related costs for the three months December 31, 2022 and December 31, 2021 as well as the years ended December 31, 2022 and 2021 do not agree to the amount reflected on your condensed consolidated statements of operations. Please advise.

Response:

The Company acknowledges the Staff’s comments on this topic. The Company respectively communicates to the Staff that the line item “acquisition related costs” includes acquisition related costs within the Company’s statements of operations and additional costs in other line items within the financial statements.

In response to the Staff’s comment, the Company has updated the presentation and disclosure as follows:

•
Changed the description of the line item in the reconciliation of net income (loss) to Adjusted EBITDA from “acquisition related costs” to “acquisition and integration related costs”.

•
Expanded the disclosure in the reconciliation to clarify the costs that are in the line item, as follows:

“Includes all costs recognized in acquisition related costs in our consolidated statements of operations and incremental payroll compensation expense for employees directly associated with services to achieve synergies related to acquisitions closed during the years ended December 31, 2022 and 2021. Refer to Note 3 in the consolidated financial statements for specific details on the acquisitions closed during the years ended December 31, 2022 and 2021.”

Form 10-K for the Year Ended December 31, 2021

Platform Contribution and Adjusted EBITDA , page 44

6.
See our comments above regarding your Platform Contribution and Adjusted EBITDA presentations.

Response:

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the Company’s responses to the prior comments regarding Platform Contribution and Adjusted EBITDA.

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If you have any questions related to this letter, please contact the undersigned at (786) 360-4768 or Erick Fernandez, the Company’s Chief Accounting Officer, at (305) 239-8937.

Sincerely,

/s/ Kevin Wirges

Kevin Wirges

Chief Financial Officer and Treasurer